Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2023

Financial Results and Business Update

•

ACTengine® IMA203 GEN1 TCR-T targeting PRAME showed 50% (6/12) confirmed ORR in melanoma patients with median duration of response (mDOR) not reached at median follow-up of 14.4 months including responses ongoing at >15 months after infusion; IMA203 GEN1 continues to be well tolerated; company is targeting registration-enabling Phase 2 trial in melanoma to commence in 2024; update on the clinical development plan in 1Q 2024

•

First clinical data on ACTengine® IMA203CD8 GEN2 TCR-T targeting PRAME demonstrated 56% (5/9) confirmed ORR with manageable tolerability while showing enhanced pharmacology and differentiated response pattern with the longest ongoing response at >12 months

•	Signal finding in non-melanoma indications started, including ovarian cancer, uterine cancer, NSCLC, triple-negative breast cancer, preferentially with IMA203CD8 GEN2

•	TCER® IMA402: First patient dosed in Phase 1/2 clinical trial evaluating the company’s next-generation half-life extended TCR Bispecific program targeting PRAME

•

Immatics and Moderna announced a strategic multi-platform collaboration combining Immatics’ target and TCR platforms with Moderna’s cutting-edge mRNA technology to develop innovative oncology therapeutics; Immatics received $120 million upfront payment, and the total deal volume could exceed $1.7 billion

•	$35 million equity investment from Bristol Myers Squibb

•

Cash and cash equivalents as well as other financial assets amount to $388 million, as of September 30, 2023, not including $120 million upfront payment received by Moderna; summing up to more than $500 million, projected cash runway remains well into 2026

Tuebingen, Germany and Houston, TX, November 14, 2023 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended September 30, 2023.

“Immatics has had a strong quarter and made steady progress both in terms of the advancement of our clinical programs and in business development. This includes an equity investment by Bristol Myers Squibb, the initiation of a long-term strategic collaboration with Moderna, the first patient dosed in our TCER® IMA402 clinical trial and now the data update on our ACTengine® IMA203 GEN1 and GEN2 TCR-T monotherapies that demonstrated the potential for durable clinical benefit for advanced-stage solid cancer patients,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “As we continue to move IMA203 towards a pivotal trial next year, in conjunction with over $500 million on our balance sheet, we are well positioned for 2024. We look forward to providing first clinical data for our two next-generation TCR Bispecifics programs, IMA401 targeting MAGEA4/A8 and IMA402 targeting PRAME, among other updates.”

Third Quarter 2023 and Subsequent Company Progress

Adoptive Cell Therapy Programs

ACTengine® IMA203

On November 8, 2023, the company announced interim data from the ongoing Phase 1 trial with ACTengine® IMA203 in patients with recurrent and/or refractory solid cancers (data cut-off September 30, 2023). The update was focused on IMA203 GEN1 in melanoma patients at the recently defined recommended Phase 2 dose (RP2D, 1.0-10x109 total TCR-T cells) and the first clinical data for IMA203CD8 GEN2.

IMA203 GEN1 in melanoma patients treated at RP2D in Phase 1a and Cohort A:

•	Interim update on first-generation IMA203 that includes functional CD8 T cells targeting an HLA-A*02-presented peptide derived from PRAME

•

Safety population (N=16 patients infused): IMA203 GEN1 monotherapy continues to be well tolerated. All 16 patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. Patients had mostly mild-moderate cytokine release syndrome (CRS), of which 10 patients (63%) had Grade 1, and 5 patients (31%) Grade 2 and 1 patient (6%) Grade 3 CRS. One non-serious, mild (Grade 1) immune effector cell associated neurotoxicity syndrome (ICANS) was observed. No dose-dependent increase of CRS, no dose-limiting toxicities (DLTs) and no IMA203-related death was observed. The safety profile for non-melanoma patients treated with IMA203 GEN1 was generally consistent with safety in the melanoma subset.

•

Efficacy population (N=13 patients infused with at least one available response assessment): Patients received a median total infused dose of 1.73x10[9] IMA203 TCR-T cells (range 1.07-5.12x10[9] TCR-T cells). Most patients were heavily pre-treated with a median of 4 lines of systemic therapies, thereof a median of 2 lines of checkpoint inhibitors; all 8 cutaneous melanoma patients were checkpoint inhibitor-refractory and 5 of 8 were BRAF inhibitor-pretreated.

•	50% (6/12) confirmed objective response rate (cORR) and 62% (8/13) initial ORR (RECIST 1.1).

•	Durability of responses ongoing beyond 12 months in one patient and beyond 15 months in two patients following infusion.

•	Median duration of response (mDOR) was not reached (min 2.2+ months, max 14.7+ months) at a median follow-up (mFU) of 14.4 months.

•

Development strategy: Immatics has recently received Regenerative Medicine Advanced Therapy (RMAT) designation from the FDA for IMA203 GEN1 in multiple PRAME-expressing cancers, including cutaneous and uveal melanoma, and is now targeting a registration-enabling Phase 2 trial in cutaneous melanoma potentially bundled with uveal melanoma in 2024. Discussions with FDA to align on patient population, trial design and CMC aspects of the planned Phase 2 trial are ongoing. An update on the clinical development plan is expected in the first quarter of 2024.

IMA203CD8 GEN2 in Cohort C:

•	First clinical data on second-generation IMA203CD8 that includes functional CD8 and CD4 T cells targeting an HLA-A*02-presented peptide derived from PRAME.

•

12 patients in this basket trial were infused with IMA203CD8 GEN2 across DL3 (0.2-0.48x10[9] TCR-T cells/m2 BSA), DL4a (0.481-0.8x10[9] TCR-T cells/m2 BSA) and DL4b (0.801-1.2x10[9] TCR-T cells/m2) with a median total infused dose of 1.17x10[9] IMA203CD8 TCR-T cells (range 0.64-2.05x10[9] TCR-T cells).

•	All patients were heavily pre-treated with a median of 3 lines of systemic therapies.

•

IMA203CD8 GEN2 exhibits a manageable tolerability profile. All patients experienced cytopenia (Grade 1-4) associated with lymphodepletion as expected. 11 out of 12 patients (92%) experienced a cytokine release syndrome (CRS), of which 8 patients (67%) had Grade 1 or 2 CRS, 2 patients (17%) had Grade 3 CRS (both treated at DL4b) and 1 patient (8%) had a Grade 4 CRS (treated at DL4b). The latter patient also had a reported Grade 4 neurotoxicity. No ICANS or neurotoxicity was reported for the other patients. No IMA203CD8-related deaths were observed. Dose-limiting toxicities (DLTs) were reported for 2 of 4 patients treated at DL4b. No DLT was reported for all 4 patients treated at DL3, or all 4 patients treated at DL4a. DL4a dose cohort is ongoing.

•	Initial clinical activity was observed during dose escalation across all dose levels with a cORR of 56% (5/9) and initial ORR of 58% (7/12) (RECIST 1.1).

•	6 of 7 responses (including two unconfirmed responses with no subsequent scan available at data cut-off) were ongoing at data cut-off with longest response at >12 months after infusion.

•	mDOR was not reached (min 2.0+ months, max 11.5+ months) at a mFU of 4.8 months.

•	Reduction of tumor size was observed in 11 out of 12 patients, with a deepening of response from initially stable disease (SD) to partial response (PR) observed in two patients.

•

Translational data showed enhanced pharmacology of IMA203CD8 GEN2: trend towards responses at lower T cell dose and higher tumor burden compared to IMA203 GEN1; IMA203CD8 GEN2 achieved higher peak expansion (Cmax) when normalized to infused dose and T cells showed higher initial activation levels without exhaustion over time.

Development path for IMA203 GEN1 and IMA203CD8 GEN2 monotherapies

The goal of Immatics’ development strategy is to make its cell therapies targeting PRAME available to the broadest possible solid cancer patient population with an initial focus on the US market. To achieve this, Immatics has announced a three-step development strategy for leveraging the full breadth of PRAME, a target that is highly expressed in various solid cancers.

1.

Focus on IMA203 GEN1 in cutaneous melanoma (potentially bundled with uveal melanoma), targeted to enter a registration-enabling Phase 2 clinical trial in 2024. Discussions with FDA to align on patient population, clinical trial design and CMC aspects are ongoing under the RMAT designation achieved for IMA203 GEN1 in multiple cancer types including cutaneous and uveal melanoma. There are up to 3,300 HLA-A*02 and PRAME-positive cutaneous and uveal melanoma last-line patients per year in the US. An update on the clinical development plan is expected in the first quarter of 2024.

2.

In parallel, commence dedicated dose expansion cohorts for signal finding in ovarian and uterine cancer, preferentially with IMA203CD8 GEN2. Enrollment of patients with these cancer types is already ongoing. There are up to 9,000 HLA-A*02 and PRAME-positive ovarian and uterine last-line cancer patients per year in the US.

3.

The development of a broader tumor-agnostic label in PRAME-positive solid cancers, including in NSCLC, triple-negative breast cancer, and others. This could leverage the full potential of PRAME across multiple solid cancer types.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through Immatics’ proprietary format using a high-affinity TCR domain against the tumor target and a low-affinity T cell recruiter binding to the T cell.

•

TCER® IMA401 (MAGEA4/8) – The Phase 1 trial to evaluate safety, tolerability and initial anti-tumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 targets an HLA-A*02:01-presented peptide that occurs identically in two different proteins, MAGEA4 and MAGEA8. This target peptide has been selected based on natural expression in native solid tumors at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). MAGEA4 and MAGEA8 are expressed in multiple solid cancers including lung cancer, head and neck cancer, melanoma, ovarian cancer, sarcoma and others. IMA401 is being developed in collaboration with Bristol Myers Squibb. First clinical data is expected to be announced in 2024.

•

TCER® IMA402 (PRAME) – Immatics initiated the Phase 1/2 trial investigating the company’s fully owned TCER® candidate IMA402 in patients with recurrent and/or refractory solid tumors in August and dosed the first patients. Initial focus indications are ovarian cancer, lung cancer, uterine cancer, and cutaneous and uveal melanoma, among others. IMA402 targets an HLA-A*02:01-presented peptide derived from the tumor antigen PRAME. This target peptide has been selected based on natural expression in native solid primary tumors and metastases at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). An update with first clinical data on TCER® IMA402 is anticipated in 2024.

Corporate Developments

On September 11, Immatics announced a strategic multi-platform collaboration with Moderna, combining Immatics’ target and TCR platforms with Moderna’s cutting-edge mRNA technology. The collaboration spans various therapeutic modalities including bispecifics, cell therapy and cancer vaccines. Under the terms of the agreement, Immatics received an upfront payment of $120 million. In addition, Immatics will receive research funding and is eligible to receive development, regulatory and commercial milestone payments that could exceed $1.7 billion. Immatics is also eligible to receive tiered royalties on global net sales of TCER® products and certain vaccine products that are commercialized under the agreement. Under the agreement, Immatics has an option to enter into a global profit and loss share arrangement for the most advanced TCER®. The strategic R&D collaboration between Moderna and Immatics focuses on three pillars:

•	Applying Moderna’s mRNA technology for in vivo expression of Immatics’ next-generation, half-life extended TCR Bispecifics (TCER®) targeting cancer-specific HLA-presented peptides.

•

Enabling the discovery and development of novel mRNA-based cancer vaccines by leveraging Moderna’s mRNA science and customized information from Immatics’ target discovery platform XPRESIDENT® and its bioinformatics and AI platform XCUBE™.

•

Evaluating Immatics’ IMA203 TCR-T therapy targeting PRAME in combination with Moderna’s PRAME mRNA-based cancer vaccine. The collaboration contemplates conducting preclinical studies and a Phase 1 clinical trial evaluating the safety and efficacy of the combination with the objective of further enhancing IMA203 T cell responses.

On July 24, 2023, Bristol Myers Squibb purchased 2,419,818 ordinary shares in a private placement transaction at a subscription price per share of $14.461. Pursuant to their rights under the agreement, Bristol Myers Squibb appointed Anne Kerber, M.D., Senior Vice President, Head of Cell Therapy Development at Bristol Myers Squibb, to the Immatics Scientific Advisory Board (SAB).

Third Quarter 2023 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €366.0 million ($387.7 million2) as of September 30, 2023, compared to €362.2 million ($383.7 million2) as of December 31, 2022. The increase is mainly due to the opt-in payment for one TCR-T candidate received from Bristol Myers Squibb and equity raised in the period, partially offset by our ongoing research and development activities and does not include the upfront payment of $120 million received from Moderna in October 2023. The company projects a cash runway well into 2026.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €5.9 million ($6.3 million2) for the three months ended September 30, 2023, compared to €15.1 million ($16.0 million2) for the three months ended September 30, 2022. The decrease is mainly related to lower non-cash recognition of deferred revenue from initial upfront payments.

Research and Development Expenses: R&D expenses were €30.5 million ($32.3 million2) for the three months ended September 30, 2023, compared to €28.6 million ($30.3 million2) for the three months ended September 30, 2022. The increase mainly resulted from higher costs associated with the advancement of the clinical pipeline of ACTengine® IMA203 and TCER® IMA401 and IMA402 candidates.

[1]	Exact price per share $14.4639
[2]	All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2023 (1 EUR = 1.0594 USD).

General and Administrative Expenses: G&A expenses were €8.9 million ($9.4 million2) for the three months ended September 30, 2023, compared to €8.4 million ($8.9 million2) for the three months ended September 30, 2022.

Net Profit and Loss: Net loss was €26.5 million ($28.1 million2) for the three months ended September 30, 2023, compared to a net loss of €20.9 million ($22.1 million2) for the three months ended September 30, 2022. The increased net loss mainly resulted from lower non-cash revenue recognition.

Upcoming Investor Conferences

•	Jefferies London Healthcare Conference, London, U.K. – November 14-16, 2023

•	Leerink Partners Global Biopharma Conference, Miami, FL – March 11-13, 2024

•	Jefferies Biotech on the Bay Miami Summit, Miami, FL – March 12-13, 2024

To see the full list of events and presentations, visit https://investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on X, Instagram and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing and outcome of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media

Eva Mulder or Charlotte Spitz
Trophic Communications
Phone: +31 65 2331 579 immatics@trophic.eu

Investor Relations

Sabrina Schecher, Ph.D.
Senior Director, Investor Relations
Phone: +49 89 262002433
InvestorRelations@immatics.com

Unaudited Interim Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	5,926	15,060	38,076	135,183
Research and development expenses	(30,498)	(28,572)	(85,396)	(78,933)
General and administrative expenses	(8,881)	(8,422)	(27,825)	(26,383)
Other income	186	9	1,134	42

Operating result	(33,267)	(21,925)	(74,011)	29,909
Change in fair value of liabilities for warrants	(1,395)	(5,865)	(7,103)	7,877
Other financial income	9,748	7,839	14,414	16,613
Other financial expenses	(1,575)	(426)	(4,146)	(1,950)

Financial result	6,778	1,548	3,165	22,540

Profit/(loss) before taxes	(26,489)	(20,377)	(70,846)	52,449
Taxes on income	—	(558)	—	(1,703)
Net profit/(loss)	(26,489)	(20,935)	(70,846)	50,746

Net profit/(loss) per share:
Basic	(0.32)	(0.32)	(0.90)	0.79
Diluted	(0.32)	(0.32)	(0.90)	0.78

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(Euros in thousands)		(Euros in thousands)
Net profit/(loss)	(26,489)	(20,935)	(70,846)	50,746
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	429	(211)	769	1,127

Total comprehensive income/(loss) for the year	(26,060)	(21,146)	(70,077)	51,873

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2023	December 31, 2022

	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	83,446	148,519
Other financial assets	282,574	213,686
Accounts receivables	514	1,111
Other current assets	18,473	13,838

Total current assets	385,007	377,154
Non-current assets
Property, plant and equipment	34,847	13,456
Intangible assets	1,633	1,632
Right-of-use assets	14,302	13,033
Other non-current assets	1,661	2,545

Total non-current assets	52,443	30,666

Total assets	437,450	407,820

Liabilities and shareholders’ equity
Current liabilities
Provisions	4,851	—
Accounts payables	19,829	13,056
Deferred revenue	62,049	64,957
Liabilities for warrants	24,017	16,914
Lease liabilities	2,789	2,159
Other current liabilities	7,613	9,366

Total current liabilities	121,148	106,452
Non-current liabilities
Deferred revenue	54,860	75,759
Lease liabilities	13,671	12,403
Other non-current liabilities	20	42

Total non-current liabilities	68,551	88,204
Shareholders’ equity
Share capital	847	767
Share premium	818,761	714,177
Accumulated deficit	(571,145)	(500,299)
Other reserves	(712)	(1,481)

Total shareholders’ equity	247,751	213,164

Total liabilities and shareholders’ equity	437,450	407,820

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2023	2022

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(70,846)	50,746
Taxes on income	—	1,703
Profit/(loss) before tax	(70,846)	52,449
Adjustments for:
Interest income	(8,993)	(606)
Depreciation and amortization	5,432	5,218
Interest expenses	620	748
Equity-settled share-based payment	16,299	16,725
Net foreign exchange differences and expected credit losses	(760)	(11,974)
Change in fair value of liabilities for warrants	7,103	(7,877)
Changes in:
Decrease/(increase) in accounts receivables	596	(457)
Decrease/(increase) in other assets	658	(6,523)
(Decrease)/increase in deferred revenue, accounts payables and other liabilities	(15,641)	84,185
Interest received	4,904	213
Interest paid	(221)	(521)
Income tax paid	—	—

Net cash (used in)/provided by operating activities	(60,849)	131,580

Cash flows from investing activities
Payments for property, plant and equipment	(21,506)	(3,390)
Payments for intangible assets	(158)	(220)
Proceeds from disposal of property, plant and equipment	—	53
Payments for investments classified in Other financial assets	(299,018)	(128,726)
Proceeds from maturity of investments classified in Other financial assets	229,557	12,695

Net cash (used in)/provided by investing activities	(91,125)	(119,588)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	90,404	21,009
Transaction costs deducted from equity	(2,039)	(626)
Repayment of lease liabilities	(2,877)	(2,162)

Net cash provided by/(used in) financing activities	85,488	18,221

Net (decrease)/increase in cash and cash equivalents	(66,486)	30,213

Cash and cash equivalents at beginning of the year	148,519	132,994

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	1,413	14,840

Cash and cash equivalents at end of the year	83,446	178,047

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	1,127	1,127
Net profit	—	—	50,746	—	50,746
Comprehensive income for the year	—	—	50,746	1,127	51,873
Equity-settled share-based compensation	—	16,725	—	—	16,725
Share options exercised	—	202	—	—	202
Issue of share capital – net of transaction costs	28	20,153	—	—	20,181

Balance as of September 30, 2022	657	602,272	(487,067)	(2,818)	113,044

Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income	—	—	—	769	769
Net loss	—	—	(70,846)	—	(70,846)
Comprehensive loss for the year	—	—	(70,846)	769	(70,077)
Equity-settled share-based compensation	—	16,299	—	—	16,299
Share options exercised	—	140	—	—	140
Issue of share capital – net of transaction costs	80	88,145	—	—	88,225

Balance as of September 30, 2023	847	818,761	(571,145)	(712)	247,751